UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35547

CUSIP NUMBER 01988P108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

VERADIGM INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

222 Merchandise Mart

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60654

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Veradigm Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Q2 2024 Form 10-Q”). The Company has determined that it is unable to file its Q2 2024 Form 10-Q within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense.

On March 22, 2023, the Company’s Board of Directors (the “Board”), after discussion with management, reached a determination that the Company’s consolidated financial statements and related disclosures as of and for the year ended December 31, 2021 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as of and for the interim periods ended March 31, 2021, June 30, 2021 and September 30, 2021 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, respectively, and as of and for the interim periods ended March 31, 2022, June 30, 2022 and September 30, 2022 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, respectively, should no longer be relied upon because of misstatements to the Company’s previously reported revenue resulting from certain internal control failures. The internal control failures identified at that time primarily stemmed from a software tool implemented by the Company in order to comply with the requirements of the Financial Accounting Standards Board’s rule Accounting Standards Codification 606 and associated accounting processes. Separately, the Audit Committee of the Board began independently investigating other matters relating to the Company’s financial reporting, internal controls over financial reporting and disclosure controls, which investigation (the “Audit Committee Investigation”) is ongoing.

Because of the internal control failures, including those described above, and the ongoing Audit Committee Investigation, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Q1 2023 Form 10-Q”), its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 2023 Form 10-Q”), its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q” and, together with the Q1 2023 Form 10-Q and the Q2 2023 Form 10-Q, the “2023 Form 10-Qs”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) or its Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q” and, together with the 2022 Form 10-K, the 2023 Form 10-Qs and the 2023 Form 10-K, the “Historical Late Filings”). Accordingly, the Company has also not yet filed its Q2 2024 Form 10-Q.

On February 27, 2024, the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel determined to delist the common stock of the Company from Nasdaq due to the Company remaining noncompliant with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC, and Nasdaq Listing Rule 5620(a), which requires companies listing common stock to hold an annual meeting of stockholders no later than one year after the end of the company’s fiscal year. On April 25, 2024, Nasdaq filed a Form 25 with the SEC to delist the common stock of the Company from Nasdaq.

The Company is working diligently to file the Historical Late Filings and the Q2 2024 Form 10-Q; however, no assurance can be given as to the definitive date on which such periodic reports will be filed or whether the Company will ultimately return to being listed on The Nasdaq Global Select Market in the future.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leland Westerfield	800	334-8534
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

During the preceding twelve months, the Q2 2023 Form 10-Q, Q3 2023 Form 10-Q, 2023 Form 10-K and Q1 2024 Form 10-Q have not been filed. In addition, the 2022 Form 10-K and Q1 2023 Form 10-Q have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date hereof, the Company anticipates that the cumulative impact of the internal control failures noted above will not be expected to exceed $20 million and will not materially exceed 3% of full year revenue from continuing operations for 2021 and 2022. A portion of this impact is also expected to relate to 2020, and the Company is reviewing whether a restatement of the Company’s financial statements as of and for the year ended 2020 will be required. The Company has determined that the impact for 2021 will require a restatement of the Company’s financial statements as of and for the year ended December 31, 2021, and these restated amounts will accompany the 2022 Form 10-K filing. The Company also expects that there will be an impact on the Company’s revenue from discontinued operations for the corresponding periods.

As of the date hereof, the potential adjustments to the Company’s previously issued financial statements prepared in accordance with US generally accepted accounting principles that have been identified as a result of the Audit Committee Investigation are not affecting cash. However, the Audit Committee Investigation remains ongoing, and additional adjustments may be identified.

The internal control failures noted above relate to fiscal year 2022 and prior periods, and the anticipated adjustments due to the Audit Committee Investigation relate to fiscal year 2023 and prior periods. The Company is not aware of any other significant change in results of operations from the fiscal quarter ended June 30, 2024, that will be reflected by the earnings statements to be included in the Q2 2024 Form 10-Q, except that there will be an impact to revenue from the Company’s customers’ inability to use network connections affected by the Change Healthcare cybersecurity incident. The approximate impact to the Company’s revenue in the second quarter of 2024 associated with the Change Healthcare cybersecurity incident is currently estimated to be less than $2 million.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the financial and other impacts of the Company’s internal control failures and the items subject to the Audit Committee Investigation, including the timing thereof and the impacts of the material weakness or weaknesses identified and the Company’s remediation efforts. These forward-looking statements are based on the current beliefs and expectations of the Company’s management with respect to future events, only speak as of the date that they are made and are subject to significant risks and uncertainties. Such statements can be identified by the use of words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “continue,” “can,” “may,” “look forward,” “aim,” and similar terms, although not all forward-looking statements contain such words or expressions. Actual results could differ significantly from those set forth in the forward-looking statements.

Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, risks relating to the Company’s common stock not trading on a national securities exchange and deregistration from Section 12(b) of the Securities Exchange Act of 1934, as amended; a further material delay in the Company’s financial reporting or ability to hold an annual meeting of stockholders; an inability to timely prepare restated financial statements; unanticipated factors or factors that the Company currently believes will not cause delay; the impacts of the Audit Committee Investigation, including on the Company’s remediation efforts and preparation of financial statements or other factors that could cause additional delay or adjustments; the possibility that the ongoing review may identify additional errors and material weaknesses or other deficiencies in the Company’s accounting practices; the likelihood that the control deficiencies identified or that may be identified in the future will result in additional material weaknesses in the Company’s internal control over financial reporting; risks relating to the Company’s voluntary disclosure to the SEC of information concerning the Audit Committee Investigation; risks relating to the putative securities class action lawsuit filed against the Company and any other future litigation or investigation relating to the Company’s internal control failures or the Audit Committee Investigation; unexpected costs, charges or expenses resulting from the ScienceIO acquisition; changes in the financial condition of the markets that the Company serves; risks associated with ScienceIO’s product and service offerings; the challenges, risks and costs involved with integrating the operations of Science IO with the Company’s operations, including the diversion of management’s attention from the Company’s ongoing business operations; the Company’s ability to realize the anticipated benefits of the ScienceIO acquisition; risks associated with the impact of the Change Healthcare cybersecurity incident on the Company’s customers and other third-party business relations; whether the objectives of the previously announced review of strategic alternatives will be achieved; the terms, structure, benefits and costs of any strategic transaction that may result from the review of strategic alternatives; the timing of any such strategic transaction and whether any such strategic transaction will be consummated at all; the risk that the review of strategic alternatives and its announcement could have an adverse effect on (a) the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers, employees and stockholders and (b) the Company’s operating results and business generally; the risk that the review of strategic alternatives could divert the attention and time of the Company’s management; the risk of any unexpected costs or expenses resulting from the review of strategic alternatives; the risk of any litigation relating to the review of strategic alternatives or any strategic transaction that may result therefrom; an increased risk of shareholder activism, including in connection with the review of strategic alternatives or any transaction that may result therefrom; the Company’s leadership changes announced on May 28, 2024; and other factors contained in the “Risk Factors” section and elsewhere in the Company’s filings with the SEC from time to time, including, but not limited to, the Company’s Current Report on Form 8-K filed on January 10, 2024. The Company does not undertake to update any forward-looking statements to reflect changed assumptions, the impact of circumstances or events that may arise after the date of the forward-looking statements, or other changes over time, except as required by law.

Veradigm Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2024	By:	/s/ Leland Westerfield
Leland Westerfield
Interim Chief Financial Officer